TSX: IMG NYSE: IAG	NEWS RELEASE

lAMGOLD REPORTS 2022 ATTRIBUTABLE RESERVES OF 11.6 MILLION OUNCES
AND ATTRIBUTABLE M&I RESOURCES OF 24.1 MILLION OUNCES

All amounts are in US dollars, unless otherwise indicated.

Measured and indicated resources are quoted inclusive of proven and probable reserves for all sites and projects.

Toronto, Ontario, February 16, 2023 - IAMGOLD Corporation (NYSE:IAG) (TSX:IMG) ("IAMGOLD" or the "Company") announces its updated Mineral Reserves and Mineral Resources ("MRMR") statement as of December 31, 2022 prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). A complete MRMR table (Table 6) including a detailed by-asset breakdown can be found at the end of this news release, with a summary of year over year changes as follows:

TABLE 1: ATTRIBUTABLE MRMR COMPARISON SUMMARY
	2021			2022			▲
	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)	Contained Ounces (000s)%
P&P reserves[2]	364,831	1.1	12,392	317,179	1.1	11,598	-793	-6%
M&I resources[1],3	646,522	1.1	22,103	667,674	1.1	24,137	+2,035	+9%
Inferred resources[3]	310,533	1.1	11,085	297,494	1.0	9,393	-1,693	-15%
  M&I Mineral Resources are inclusive of Mineral Reserves.
  2022 Mineral Reserves estimated as of December 31, 2022, using a gold price of $1,300 per ounce for Essakane, Rosebel, Saramacca, Westwood and Cote Gold; and a gold price of $1,200 per ounce for the Boto Gold Project; and $1,350 per ounce for the Grand Duc satellite pit at Westwood; and $1,500 per ounce for the Fayolle satellite pit at Westwood.
  Mineral Resources estimated as of December 31, 2022, using a gold price of $1,500 per ounce for the Essakane, Rosebel, Saramacca, Côté Gold Project, Boto Gold Project, Diakha-Siribaya Gold Project, Nelligan, Monster Lake, Pitangui Project, Gossey deposit, and the Grand Duc and Fayolle satellite pits at Westwood; and $1,500 per ounce using a 6.2g/t (Ordinary Kriging) and 7.4g/t (Multiple Indicator Kriging) Au cut-off grade over a minimum width of 2.6 metres for Westwood.

Mineral Reserves

TABLE 2: ATTRIBUTABLE RESERVES RECONCILIATION
	Contained Ounces (000s)	% ▲
Reserves (December 31, 2021)	12,392	-
Revisions to economic parameters	-343	-3%
2022 mine depletion	-580	-5%
Adjustments to ore stockpiles	-59	0%
Other adjustments (drilling, additions, etc.)	+188	+2%
Reserves (December 31, 2022)[1]	11,598	-6%
  Figures may not add due to rounding.

  Attributable proven and probable gold Mineral Reserves ("reserves") totaled 11.6 million ounces, a decrease of 0.8 million ounces or 6% relative to the prior year MRMR statement;
  The decrease was primarily related to mine depletion at all operations (580,000 ounces) reflecting the Company's attributable gold production of 713,000 ounces in 2022, and the revision of economic parameters applying higher mining costs across the operations;
  Reserves grade of 1.1 grams per tonne gold ("g/t") remained unchanged on a consolidated basis;
  There was no change in the reserve gold price assumption of $1,300 per ounce for Essakane, Rosebel and Saramacca;

  Westwood and Côté Gold increased the reserve gold price assumption to $1,300 per ounce, up from $1,200 per ounce previously. The Grand Duc satellite pit at Westwood continued to use $1,350 per ounce, and the Fayolle satellite pit at Westwood used a reserve gold price of $1,500 per ounce.
  For the Boto Gold project, the Company maintained its $1,200 per ounce gold price assumption for estimating mineral reserves.
TABLE 3: ATTRIBUTABLE RESERVES COMPARISON SUMMARY
	Contained Ounces (000s)		Contained Ounces ▲
	2021	2022	(000s)%
Essakane (90%)	2,355	1,855	-500	-21%
Westwood (100%)	659	616	-43	-7%
Côté Gold (64.75%)	4,658	4,645	-13	-0%
Rosebel (95%)[2]	2,466	2,322	-144	-6%
Saramacca (66.5%)[2]	820	727	-93	-11%
Boto Gold (90%)[3]	1,434	1,434	-	-
Reserves[1]	12,392	11,598	-793	-6%
  Figures may not add due to rounding.
  On February 1, 2023, IAMGOLD completed the previously announced sale of the Company's interests in Rosebel and Saramacca.
  On December 20, 2022, IAMGOLD announced that it had entered into definitive agreements to sell the Company's interests in its exploration and development projects in Senegal, Mali and Guinea - inclusive of the Boto Gold Project.

Mineral Resources

TABLE 4: ATTRIBUTABLE M&I RESOURCES COMPARISON SUMMARY
	Contained Ounces (000s)		Contained Ounces ▲
	2021	2022	(000s)%
Essakane (90%)	2,901	2,569	-332	-11%
Westwood (100%)	1,639	2,353	+714	+44%
Côté Gold (64.75%)	6,605	6,608	+4	+0%
Gosselin (64.75%)	2,169	2,169	-	-
Nelligan (75%)	--	1,478	+1,478	NA
Monster Lake (100%)	--	--	-	NA
Pitangui (100%)	470	470	-	-
Gossey (90%)	262	262	-	-
Rosebel (95%)[2]	4,551	4,250	-301	-7%
Saramacca (66.5%)[2]	1,008	956	-51	-5%
Boto Gold (90%)[3]	1,830	1,830	-	-
Diakha-Siribaya (90%)[3]	669	1,193	+523	+78%
M&I Resources[1]	22,103	24,137	+2,035	+9%
  Figures may not add due to rounding.
  On February 1, 2023, IAMGOLD completed the previously announced sale of the Company's interests in Rosebel and Saramacca.
  On December 20, 2022, IAMGOLD announced that it had entered into definitive agreements to sell the Company's interests in its exploration and development projects in Senegal, Mali and Guinea - inclusive of the Boto Gold Project.

  Attributable measured and indicated ("M&I") resources totaled 24.1 million ounces, an increase of 2.0 million ounces or 9% relative to the prior year MRMR statement;
  Mineral resources increase primarily as a result of the updated MRMR statement at Nelligan (refer to Company press release dated January 12, 2023) and upgrading of resources at Westwood;
  There was no change in the gold price assumption for estimating mineral resources at Essakane, Rosebel, development, and exploration properties ($1,500 per ounce of gold).  Mineral Resources for Westwood underground have been estimated using a 6.2g/t (OK) and 7.4g/t (MIK) Au cut-off grade over a minimum width of 2.6 metres, using a $1500/oz gold price.

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TABLE 5: ATTRIBUTABLE INFERRED RESOURCES COMPARISON SUMMARY
	Contained Ounces (000s)		Contained Ounces ▲
	2021	2022	(000s)%
Essakane (90%)	335	97	-239	-71%
Westwood (100%)	1,764	1,072	-692	-39%
Cote Gold (64.75%)	2,473	2,469	-5	-0%
Gosselin (64.75%)	1,107	1,107	-	-
Nelligan (75%)	2,396	2,429	+33	+1%
Monster Lake (100%)	433	433	-	-
Pitangui (100%)	433	433	-	-
Gossey (90%)	77	77	-	-
Rosebel (95%)[2]	432	372	-60	-14%
Saramacca (66.5%)[2]	155	107	-48	-31%
Boto Gold (90%)[3]	422	422	-	-
Diakha-Siribaya (90%)[3]	1,058	376	-683	-65%
Inferred Resources[1]	11,085	9,393	-1,693	-15%
  Figures may not add due to rounding.
  On February 1, 2023, IAMGOLD completed the previously announced sale of the Company's interests in Rosebel and Saramacca.
  On December 20, 2022, IAMGOLD announced that it had entered into definitive agreements to sell the Company's interests in its exploration and development projects in Senegal, Mali and Guinea - inclusive of the Boto Gold Project.

  Attributable Inferred Mineral Resources ("inferred resources") totaled 9.4 million ounces, a decrease of 1.7 million ounces or 15% relative to the prior year MRMR statement;
  Inferred resources decrease primarily as a result of upgrading of resources at Westwood and Diakha-Siribaya.

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TABLE 6: MINERAL RESERVES AND MINERAL RESOURCES OF GOLD OPERATIONS
AS OF DECEMBER 31, 2022(1)(2)(3)(4)(5)
Mineral Resources are inclusive of Mineral Reserves

GOLD OPERATIONS	Tonnes (000s)	Grade (g/t Au)	Ounces Contained (000s)	Ounces Contained Attributable (000s)
Essakane, Burkina Faso(3)				(90%)
Proven Mineral Reserves	21,413	0.7	464	418
Probable Mineral Reserves	31,858	1.6	1,597	1,437
Subtotal	53,270	1.2	2,061	1,855
Measured Mineral Resources	34,282	0.6	607	546
Indicated Mineral Resources	52,945	1.3	2,247	2,022
Inferred Mineral Resources	2,318	1.4	107	97
Westwood, Canada(4)				(100%)
Proven Mineral Reserves	128	10.0	41	41
Probable Mineral Reserves	3,254	5.5	575	575
Subtotal	3,382	5.7	616	616
Measured Mineral Resources	791	9.3	236	236
Indicated Mineral Resources	7,675	8.6	2,117	2,117
Inferred Mineral Resources	2,702	12.3	1,072	1,072
Côté Gold, Canada(5)(8)				(64.75%)
Proven Mineral Reserves	130,988	1.0	4,260	2,758
Probable Mineral Reserves	102,343	0.9	2,914	1,887
Subtotal	233,331	1.0	7,174	4,645
Measured Mineral Resources	152,534	1.0	4,726	3,060
Indicated Mineral Resources	213,382	0.8	5,480	3,548
Inferred Mineral Resources	189,108	0.6	3,813	2,469
Gosselin, Canada(3)(8)				(64.75%)
Indicated Mineral Resources	124,500	0.8	3,350	2,169
Inferred Mineral Resources	72,900	0.7	1,710	1,107
Nelligan, Canada(3)				(75%)
Indicated Mineral Resources	72,200	0.9	1,970	1,478
Inferred Mineral Resources	114,100	0.9	3,238	2,429
Monster Lake, Canada(3)				(100%)
Inferred Mineral Resources	1,110	12.1	433	433
Gossey, Burkina Faso(3)				(90%)
Indicated Mineral Resources	10,454	0.9	291	262
Inferred Mineral Resources	2,939	0.9	85	77
Pitangui, Brazil(3)				(100%)
Indicated Mineral Resources	3,330	4.4	470	470
Inferred Mineral Resources	3,559	3.8	433	433
Boto Gold, Senegal(5)(7)				(90%)
Probable Mineral Reserves	29,040	1.7	1,593	1,434
Subtotal	29,040	1.7	1,593	1,434
Indicated Mineral Resources	40,567	1.6	2,033	1,830
Inferred Mineral Resources	8,196	1.8	469	422
Diakha-Siribaya, Mali(3)(7)				(90%)
Indicated Mineral Resources	27,937	1.5	1,325	1,193
Inferred Mineral Resources	8,468	1.5	417	376

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TABLE 6: MINERAL RESERVES AND MINERAL RESOURCES OF GOLD OPERATIONS
AS OF DECEMBER 31, 2022(1)(2)(3)(4)(5)
Mineral Resources are inclusive of Mineral Reserves

GOLD OPERATIONS	Tonnes (000s)	Grade (g/t Au)	Ounces Contained (000s)	Ounces Contained Attributable (000s)
Rosebel, Suriname(3)(6)				(95%)
Proven Mineral Reserves	8,890	0.6	179	170
Probable Mineral Reserves	71,956	1.0	2,266	2,153
Subtotal Rosebel	80,846	0.9	2,445	2,322
Saramacca, Suriname(3)(6)				(66.5%)
Proven Mineral Reserves	128	0.9	4	3
Probable Mineral Reserves	17,663	1.9	1,089	724
Subtotal Saramacca	17,792	1.9	1,093	727
Subtotal Rosebel (Consolidated)	98,638	1.1	3,537	3,049
Rosebel, Suriname(3)(6)				(95%)
Measured Mineral Resources	8,791	0.6	183	174
Indicated Mineral Resources	119,221	1.1	4,290	4,076
Inferred Mineral Resources	13,294	0.9	391	372
Saramacca, Suriname(3)(6)				(66.5%)
Measured Mineral Resource	128	0.9	4	3
Indicated Mineral Resources	19,429	2.3	1,434	954
Inferred Mineral Resources	3,821	1.3	161	107

TOTAL
Proven Mineral Reserves & Probable Mineral Reserves	417,662	1.1	14,981	11,598
Measured Mineral Resources & Indicated Mineral Resources	888,166	1.1	30,764	24,137
Inferred Mineral Resources	422,514	0.9	12,330	9,393
  In mining operations, Measured Mineral Resources and Indicated Mineral Resources that are not Mineral Reserves are considered uneconomic at the price used for Mineral Reserve estimations but are deemed to have a reasonable prospect of economic extraction.
  Although "measured resources", "indicated resources" and "inferred resources" are categories of mineralization that are recognized and required to be disclosed under Canadian regulations, SEC Industry Guide 7 does not recognize them. Disclosure of contained ounces is permitted under Canadian regulations; however, SEC Industry Guide 7 generally permits resources to be reported only as in place tonnage and grade. See "Cautionary Note to U.S. Investors Regarding Disclosure of Mineral Reserve and Mineral Resource Estimates".
  Mineral Reserves have been estimated using a $1,300/oz gold price and Mineral Resources using a $1,500/oz gold price at the following operations and projects: Côté Gold, Rosebel, Saramacca, Essakane, Diakha-Siribaya, Monster Lake, Pitangui, Gossey, Nelligan, and Gosselin.
  Westwood (underground) Mineral Reserves have been estimated using a $1300/oz gold price and Mineral Resources have been estimated using a 6.2g/t (Ordinary Kriging) and 7.4g/t (Multiple Indicator Kriging) Au cut-off grade over a minimum width of 2.6 metres, using a $1500/oz gold price. The Grand Duc and Fayolle Mineral Resources and Reserves estimates are included in the Westwood Mineral Resources and Reserves estimates. The Grand Duc Mineral Reserves have been estimated using a gold price of $1350/oz and Mineral Resources have been estimated using a gold price of $1500/oz. The Fayolle Mineral Reserves have been estimated using a gold price of $1500/oz and Mineral Resources have been estimated using a gold price of $1500/oz.
  Boto Gold Mineral Reserves have been estimated using a $1,200/oz gold price and Mineral Resources using a $1,500/oz gold price.
  On February 1, 2023, IAMGOLD completed the previously announced sale of the Company's interests in Rosebel and Saramacca.
  On December 20, 2022, IAMGOLD announced that it had entered into definitive agreements to sell the Company's interests in its exploration and development projects in Senegal, Mali and Guinea - inclusive of the Boto Gold Project.
  Côté Gold and Gosselin ownership of 64.75% based on 70% IAG | 30% SMM JV, this is prior to the funding agreement with Sumitomo announced on December 19, 2022 which will see IAMGOLD's ownership in the JV diluted to 60% in 2023 until the Company exercises option to repurchase the 10% ownership prior to November 30, 2026. Refer to news release on December 19, 2022

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Technical Information and Quality Control Notes

The Company's mineral reserves are comprised of in-place material, i.e. material containing ounces of gold for which an assessment of key modifying factors such as mining, processing, metallurgical recovery, infrastructure, economic, legal, environmental, social and governmental factors are used to determine their economic viability.

There are numerous parameters inherent in estimating proven mineral reserves and probable mineral reserves, including many factors beyond the Company's control. The estimation of mineral reserves is a subjective process, and the accuracy of any mineral reserves estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results from drilling, testing and production, as well as material changes in metal prices subsequent to the date of an estimate, may justify a revision of such estimates.

Lisa Ragsdale, Director, Mining Geology, IAMGOLD Corporation is the "qualified person" for the purposes of NI 43-101 ("QP") with respect to the mineralization being reported on and is responsible for the review and approval of all mineral resources estimates for IAMGOLD. Guy Bourque, Director, Mining, IAMGOLD Corporation is the QP responsible for the review and approval of all mineral reserves estimates for IAMGOLD. The technical information in this news release has been included with the consent and prior review of Ms. Ragsdale and Mr. Bourque, as applicable. The QPs have verified the data disclosed and data underlying the information or opinions contained in this news release.

For each of the projects and properties it operates, the Company has established rigorous methods and procedures aimed at assuring reliable estimates of its mineral reserves and resources. For each mine and project, the relevant QPs verified the data incorporated, including sampling, analytical and test data underlying the information contained in this news release. Quality control falls under the responsibility of Ms. Ragsdale and Mr. Bourque.

In estimating mineral reserves, cut-off grades are established using the Company's long-term metal price and foreign exchange assumptions, the average metallurgical recovery rates and estimated production costs over the life of the related operation. As part of the annual mineral reserve estimation process, the cost models used for cut-off grade calculations are compared to prior studies or estimates and are updated appropriately based on actual operating performance and price projections for inputs. For an underground operation, a cut-off grade is calculated for each mining method, as production costs vary from one method to another. For a surface operation, production costs are determined for each block included in the block model of the relevant operation.

The nature of mining activities is such that the extraction of ore from a mine reduces mineral reserves. In order to renew mineral reserves (at least partially) on most of its producing properties, the Company carries out exploration drilling programs at depth and laterally.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any statements or information with respect to the Company's mineral resources or mineral reserves, constitute "forward-looking information" or "forward-looking statements" and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release, include, but are not limited to, those with respect to the Company's mineral resources or mineral reserves. Forward-looking statements are generally identifiable by, but not limited to, the use of the words "may", "will", "should", "continue", "expect", "budget", "forecast", "anticipate", "estimate", "believe", "prospective", "significant", "potential", "significant potential", "substantial", "transformative", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, the failure to accurately estimate mineral resources or mineral reserves, differences in the mineral content within the material identified as mineral resources or mineral reserves from that predicted, unexpected increases in all-in sustaining costs or other costs, unexpected increases in capital expenditures, operating expenditures and exploration expenditures, changes in development or mining plans due to changes in logistical, technical or other factors, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian securities regulatory authorities, which are incorporated by reference herein. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

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CAUTIONARY NOTE TO U.S. INVESTORS REGARDING DISCLOSURE OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

The mineral resource and reserve estimates contained in this news release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These standards are similar to those used by the United States Securities and Exchange Commission (the "SEC") Industry Guide No. 7, as interpreted by the SEC staff. However, the definitions in NI 43-101 and the CIM Standards differ in certain respects from those under Industry Guide 7. Accordingly, mineral resource and reserve information contained in this news release may not be comparable to similar information disclosed by United States companies. Under the SEC's Industry Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

As a result of the adoption of amendments to the SEC's disclosure rules (the "SEC Modernization Rules"), which more closely align its disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101 and the CIM Standards, and which became effective on February 25, 2019, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended definitions of "proven mineral reserves" and "probable mineral reserves" in its amended rules, with definitions that are substantially similar to those used in NI 43-101 and the CIM Standards. Issuers must begin to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021, though Canadian issuers that report in the United States using the Multijurisdictional Disclosure System ("MJDS") may still use NI 43-101 rather than the SEC Modernization Rules when using the SEC's MJDS registration statement and annual report forms.

United States investors are cautioned that while the SEC now recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under the SEC Modernization Rules, investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances.

Investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports in this news release are or will be economically or legally mineable. Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category.

The mineral reserve and mineral resource data set out in this news release are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.

About IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa. The Company is building the large-scale, long life Côté Gold project in Canada in partnership with Sumitomo Metals & Mining of Japan, which is expected to commence production in early 2024. In addition, the Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts in the Americas. IAMGOLD employs approximately 3,300 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance ("ESG") practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the Jantzi Social Index ("JSI"), a socially screened market capitalization-weighted consisting of companies which pass a set of broadly based environmental, social and governance rating criteria.

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IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations

Tel: 416 360 4743 | Mobile: 416 388 6883

Toll-free: 1 888 464 9999

info@iamgold.com

All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/accueil/default.aspx.

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